Exhibit 12-8
MICHIGAN CONSOLIDATED GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
(Millions of Dollars)	2006	2005	2004	2003	2002
Earnings:
Pretax earnings	64	$(1)	$10	$45	$32
Adjustments	—	2	(3)	—	—
Fixed charges	69	59	59	58	62

Net earnings	133	$60	$66	$103	$94

Fixed charges:
Interest expense	67	$57	$57	$57	$60
Adjustments	2	2	2	1	2

Fixed charges	69	$59	$59	$58	$62

Ratio of earnings to fixed charges	1.93	1.02	1.12	1.77	1.53

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